FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  December, 2003


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




22 December 2003



                  COLT SELLS ITS FITEC SUBSIDIARY TO DEVOTEAM


COLT Telecom Group plc (COLT) announced today that it had sold its software services subsidiary, Fitec, to Devoteam.


Commenting on the disposal COLT President and CEO, Steve Akin said: "As we continue to refocus our product portfolio the majority of services provided by Fitec are no longer core to our business."


About COLT


COLT Telecom Group plc is a leading pan-European provider of business communications services. COLT has over 17,000 network services and data centre solutions customers. The company owns an integrated 20,000 kilometre network that directly connects 32 major cities in 13 countries augmented with a further 42 points of presence across Europe and 11 Data Solution Centres. COLT supplies customers across the full spectrum of industry, service and government sectors with unrivalled end-to-end network security, reliability and service.


COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). Information about COLT and its products and services can be found on the web at www.colt.net


About Fitec


Founded in 1992 and based in France, Fitec is a value added services integrator providing design, implementation and management services. It was acquired by COLT in 2001 and subsequently renamed COLT eCustomer Solutions France SAS and specialises in providing technical solutions that optimise the information systems supporting e-business applications.


About Devoteam


Devoteam is a European IT consulting group.


Combining consulting and technology solutions enables Devoteam to provide its customers with independent advice and effective solutions that meet their strategic objectives (IT performance and optimisation) in complementary areas: networks, systems infrastructure, security and e-business applications.


The group achieved a turnover of 136 million euros for 2002 and has 1,400 employees through seven European countries (Austria, Belgium, Denmark, Spain, France, Holland, UK). Devoteam is listed on the Euronext Paris Nouveau Marche.


Contact:

John Doherty, Director Corporate Communications        Tel: +44 20 7390 3681

Gill Maclean, Head of Corporate Communications         Tel: +44 20 7863 5314



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 22 December, 2003                                COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary